FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of May, 2003
                       Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X                 Form 40-F
                            ---                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the
registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule
101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes             No  X
                                 ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


Primary results of the general meeting of Vychodoceska energetika, a. s., in which CEZ, a. s., holds a majority share.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.
                                                    ------------------------
                                                          (Registrant)
Date: May 7, 2003
                                                    By: /s/ Libuse Latalova
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                                                          Libuse Latalova
                                                  Head of Finance Administration

                    CEZ enforces its rights as a shareholder

        Primary results of the extraordinary General Meeting of VCE a. s.
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At today's extraordinary General Meeting of the energy corporation, Vychodoceska energetika a.s., the company's Supervisory Board has been re-shaped; in its new composition, it supports and promotes the integrative project, REAS.

Further, the General Meeting has dealt with the issue of the company's long-term business ventures.

The General Meeting has commissioned the management board to revise the "long-term concept for the company's business ventures" so that it responds to the formation of the new group and facilitates cost-cutting on the group level. Overall, the General Meeting steered a perfectly smooth course.

The extraordinary General Meeting was convened by the management board of VCE upon the request of the company's new majority shareholder, CEZ. The energy corporation, CEZ, had become the majority shareholder of VCE based on a governmental decree on April 1st of this year, when it bought a 49.62% share in VCE from the [National Property Fund] FNM for CZK 3,861.28 million. Together with the shares that had already been acquired, the corporation now holds 50.07% of VCE .

The following persons have been appointed new supervisory board members:

-        RNDr. Vladimir Cerny
-        Ing. Ivan Novak, CSc.
-        Dipl.-Volksw. Henning Probst
-        Ing. Zbynek Boldis
-        Ing. Milos ECer

The following persons have been recalled:

-        Ing. Jaroslav Martinek
-        Ing. Miroslav Pise
-        Ing. Jiri Peldrimovsky
-        Ing. Yvona Legierska

In revising the long-term concept of the company's business ventures, we aim at utilizing all the benefits brought about by the new group. In line with the development of the individual distribution companies in which CEZ, a.s. acquired a majority share, we expect the proposed modifications to also be based upon the findings of the financial and legal audits performed within the group.

The CEZ group ranks among the largest energy corporations in Europe and has become the strongest player on the field of electricity business in the CEE countries. This fact brings about a number of advantages for both the group as a whole, and its individual members. Among them, we may specifically point out the following:

               o    enhanced competitiveness on the European energy market,

               o    strengthened   position  on  the  regional  markets  of  the
                    individual distributors,

               o increased bargaining power in the purchase of goods and services,

               o    facilitated access to capital funds,

               o    brighter perspective as regards sustained consumer loyalty,

               o    safeguard against retail and wholesale market volatility.

CEZ is fully aware of the importance, indeed necessity, to display transparency in integrating the CEZ group, respecting the viewpoint of other co-owners of the regional energy providers. This is why the firm has spared no expense in preparing and implementing a project called "REAS", which represents a fundamental tool for streamlining the business model of the CEZ group.

With regard to the scope and the prominence of the issue, CEZ has decided to address renowned consultants with experience in both the Czech and the global electric energy sector, and ask them to fine-tune the aforementioned project. The strategy of CEZ is to primarily involve individual employees at the regional energy providers with the setup and the performance of the project, as the project's primary goal is to improve the profitability of these group members. By contrast, the representatives of selected consulting companies and the staff of the parent company, CEZ, are instead meant to play the role of coordinator.

The implementation of "Project REAS" affects all areas of management that display a potential for contributing to the group, namely the areas of electricity sales, marketing, distribution of electricity, asset administration, purchasing of goods and services, IT, organization and human resources, financial departments, such as planning and controlling, communication management, and Corporate Culture; the initial phase of "Project REAS" may also come to identify other such areas.

All areas of group management will ensure that maximum advantage is taken of each and every chance to economize, so that the long-term value enhancement of the CEZ group and its individual members is guaranteed.



May 7th, 2003